Via Edgar

April 9, 2015

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Attn:     Terence O’Brien
Accounting Branch Chief

Re:     Colgate-Palmolive Company
Form 10-K
Filed February 19, 2015
File No. 1-00644

Dear Mr. O’Brien:

We are pleased to respond to the comments included in your letter dated March 31, 2015 regarding our most recently filed Annual Report on Form 10-K (the “Form 10-K”), as indicated above. For your convenience, each of your comments is repeated below followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Executive Overview and Outlook, page 17

1.
You indicate that you remeasure the financial statements of CP Venezuela at the end of each month at the rate at which you expect to remit future dividends, which, based on the advice of legal counsel, is the SICAD I rate. We have the following comments in this regard.

•
In light of the new exchange mechanism, SICAD II which began operating in March 2014, please tell us what consideration was given to using the SICAD II rate. Please explain the limitations, assumptions and uncertainties regarding the ability to settle transitions using the SICAD I and SICAD II rates; and

•
In light of the fact that (i) you disclose that your cash and cash equivalents balance includes amounts that are subject to currency exchange controls which limits the amount of cash and cash equivalents that can be repatriated and (ii) you have undistributed earnings of foreign subsidiaries for which no U.S. income or foreign withholding taxes have been provided because you do not currently anticipate a need to repatriate earnings, please provide us with additional information to explain why you expect to remit future dividends at the SICAD I rate.

Response

The Company gives careful consideration to the selection of the exchange rate used to remeasure the financial statements of CP Venezuela. As disclosed in the Management’s Discussion and Analysis section of the Form 10-K, during the first quarter of 2014, the Venezuelan government enacted several changes to Venezuela’s foreign exchange regime, introducing a multi-tier foreign exchange system with three exchange rate mechanisms available to convert Venezuelan bolivares to U.S. dollars. Although the official exchange rate, as determined by the National Center for Foreign Commerce (“CENCOEX”), remained at 6.30 bolivares per dollar, the exchange rate for foreign investments moved to the rate available on the SICAD I (Supplementary System for the Administration of Foreign Currency) currency market. The Venezuelan government also introduced an alternative currency market known as SICAD II.

Even though the supply of U.S. dollars to fund imports has been limited and sporadic, as most of the products in CP Venezuela’s portfolio have been designated as “essential” by the government of Venezuela, CP Venezuela’s access to U.S. dollars in 2014 at the official rate of 6.30 bolivares per dollar was sufficient to settle most of its U.S. dollar obligations for imported materials. However, this rate is not applicable to foreign investments and cannot be used to pay dividends. As a result, the Company took the decision to remeasure the financial statements of CP Venezuela at the rate at which it expects to remit future dividends which, based on the advice of legal counsel, is the SICAD I rate.

The Company also gave consideration to using the SICAD II rate to remeasure the financial statements of CP Venezuela; however, CP Venezuela did not participate in the SICAD II currency market during 2014, as disclosed in the Management’s Discussion and Analysis section of the Form 10-K, and had no intention to do so.

Based on the above considerations, the Company did not consider the SICAD II rate to be relevant to the remeasurement of CP Venezuela’s financial statements.

Although dividend payments require the approval of the Venezuelan government and, in the recent past, such approvals have been rare at any exchange rate, the Company does not believe this will forever preclude CP Venezuela from paying dividends. CP Venezuela continues to apply to the Venezuelan government for permission to remit dividends and the Company provides U.S. income taxes currently on all of CP Venezuela’s earnings. Accordingly, the Company has no undistributed foreign earnings related to CP Venezuela for which no U.S. income or foreign withholding taxes have been provided.

2.
We note your disclosure that you will continue to assess the impact, if any, of the changes in Venezuela’s foreign currency exchange regime. Please expand your disclosures in future filings to quantify the potential impact to your financial statements if (i) you are required to remeasure the financial statements of CP Venezuela at a rate less favorable than the SICAD I rate and (ii) if CP Venezuela is unable to obtain sufficient U.S. dollars from CENOCOEX or the SICAD market to fund its requirement for imported goods and instead needs to access the SIMADI market.

Response

The Company currently provides extensive disclosure regarding its operations in Venezuela including a significant amount of disaggregated financial information including the following information on page 19 of the Form 10-K:

•	CP Venezuela represented approximately 3% of the Company’s consolidated Net sales in 2014;

•
CP Venezuela represented approximately 1% of the Company’s consolidated Operating profit in 2014 excluding the impact of the 2014 Venezuela Remeasurements (as defined in the Form 10-K), charges related to the Company’s 2012 Restructuring Program, certain European competition law matters and the sale of land in Mexico;

•	CP Venezuela’s local currency-denominated net monetary asset position that would be subject to remeasurement in the event of changes in the SICAD I rate was $549 million at December 31, 2014; and

•	The Company’s total investment in CP Venezuela at December 31, 2014 was $955 million, which included intercompany payables of CP Venezuela.

The Company acknowledges the Staff’s comment, however, it believes that its existing disclosures, as described above, provide an investor with sufficient information to determine the potential impact if the Company were required to remeasure the financial statements of CP Venezuela at a rate less favorable than the SICAD I rate.

Since its inception in 2015, the SIMADI market has been very limited and, through March 31, 2015, less than 2% of all foreign exchange transacted in Venezuela has been through the SIMADI market. The Company acknowledges the Staff’s comment, however, it does not believe it is reasonably able to quantify the potential impact on its financial statements if CP Venezuela were unable to obtain sufficient U.S. dollars from CENCOEX or the SICAD market to fund its requirements for imported goods and instead needed to access the SIMADI market. Such potential impact would vary significantly depending upon many factors including, but not limited to:

•	The amount of U.S. dollars actually received from CENCOEX or the SICAD market to fund imports;

•	The amount of imports funded through intercompany borrowings;

•	The exchange rate in the SIMADI market at the time CP Venezuela transacted in that market;

•	The availability, in sufficient quantity, of U.S. dollars in the SIMADI market at the time CP Venezuela needed to access that market;

•	The length of time CP Venezuela needed to access the SIMADI market;

•	The extent to which CP Venezuela is able to implement selling price increases to offset the higher costs as a result of transacting in the SIMADI market;

•	The extent to which CP Venezuela is able to substitute imported materials with locally-sourced materials;

•	The extent to which CP Venezuela discontinues the production and sale of certain SKUs containing imported raw materials or is forced to idle its production facilities because of lack of materials; and

•	The extent to which CP Venezuela discontinues selling certain imported finished goods.

While the Company believes it is important to inform investors that its operations in Venezuela could be significantly impacted if CP Venezuela needed to access the SIMADI market because it was unable to obtain sufficient U.S. dollars from CENCOEX or the SICAD market to fund its requirements for imported goods, for the reasons enumerated above, it does not believe it is reasonably able to quantify the potential impact on the Company’s financial statements. As discussed above, the Company also disclosed its total investment in CP Venezuela at December 31, 2014.

The Company expects to provide information in future filings in line with the level of information provided in the Management’s Discussion and Analysis section of the Form 10-K, with appropriate updates for new developments.

Critical Accounting Policies and Use of Estimates, page 44

3.
We note that the asset impairment analysis related to the fixed assets of your subsidiary in Venezuela requires your best estimate of future exchange rates between the U.S. dollar and the Venezuelan bolivares, the rate of inflation in Venezuela, the timing and amount of future selling price increases for products sold in Venezuela and whether you have sufficient access to U.S. dollars to fund imports. In light of your first risk factor on page 4, please expand your disclosures in future filings to provide more insight into these significant management judgments and estimates, including your bases for arriving at these assumptions. See Section 501.14 of the Financial Reporting Codification for guidance.

Response

In future filings, we will expand our disclosures to provide more insight into the significant management judgments and estimates made in developing the assumptions used in the asset impairment analysis related to the fixed assets of CP Venezuela, including the bases for our assumptions. Set forth below, for illustration purposes only, is sample expanded disclosure.

Asset impairment analysis related to the fixed assets of the Company’s subsidiary in Venezuela requires management’s best estimates of future exchange rates between the U.S. dollar and the Venezuelan bolivares, the rate of inflation in Venezuela, the timing and amount of future selling price increases for products sold in Venezuela and whether CP Venezuela has sufficient access to U.S. dollars to fund imports. In developing these estimates, the Company analyzes historical data and the underlying trends with consideration given to events or changes in circumstances, both known or expected, that could have a significant effect on the projection of historical amounts and trends into the future.

The most sensitive aspects of this analysis are the extent to which future selling price increases offset the impacts of future devaluations and inflation and whether CP Venezuela will continue to have sufficient access to U.S. dollars to fund imports and the rates at which these dollars are obtained.

While, based on current best estimates, the Company expects that projected future cash flows generated by CP Venezuela are more than sufficient to recover the carrying value of its fixed assets, there is a high degree of uncertainty with respect to the estimates and assumptions underlying this analysis.

In connection with its response to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above is responsive to the requests for additional information raised in your letter and it is our intention to include additional disclosures in future filings as we have described above. Should you have any questions or wish to discuss any of the above responses, please do not hesitate to contact me at (212) 310-2636 or Victoria Dolan, Vice President and Corporate Controller, at (212) 310-3024.

Very truly yours,

/s/ Dennis J. Hickey
Dennis J. Hickey
Chief Financial Officer

cc:
Ian Cook,
Chairman of the Board, President and Chief Executive Officer

Victoria L. Dolan,
Vice President and Corporate Controller

Tracey McKoy,
U.S. Securities and Exchange Commission,
Staff Accountant